CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(unaudited)
	Three months ended		Six months ended
(millions of Canadian dollars,	June 30		June 30
except per unit amounts)	2007	2006	2007	2006

Revenues	$418.3	$459.8	$768.8	$933.2

Expenses
Cost of product sold	148.8	135.4	278.8	255.3
Transportation	130.2	129.5	237.6	247.1
Selling, general and administration	9.1	10.2	14.8	17.8
Depreciation and depletion	13.4	12.5	25.5	23.6

	301.5	287.6	556.7	543.8

Income from operations	116.8	172.2	212.1	389.4

Other income (expense)
Interest expense	(4.7)	(4.7)	(9.7)	(8.5)
Other items, net (note 4)	88.9	3.4	88.1	(26.7)

Income before taxes	201.0	170.9	290.5	354.2

Income tax expense (note 5)	94.6	31.2	107.3	49.3

Net income from continuing operations	106.4	139.7	183.2	304.9
Income from discontinued
operation - NYCO (note 11)	10.6	0.5	10.8	0.6

Net income	$117.0	$140.2	$194.0	$305.5

Other comprehensive income (loss) (note 10)	(1.5)	(3.4)	(2.2)	(3.3)

Comprehensive income	$115.5	$136.8	$191.8	$302.2

Weighted average number of units
outstanding (millions) (note 9)
Basic	147.4	147.0	147.2	147.0
Diluted	147.4	147.1	147.3	147.1

Basic and diluted amounts per unit
Net income from continuing operations	$0.72	$0.95	$1.24	$2.08
Net income from discontinued
operation - NYCO	$0.07	$-	$0.07	$-
Net income	$0.79	$0.95	$1.31	$2.08

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS
(unaudited)
	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2007	2006	2007	2006

Balance - beginning of period	$1,749.6	$1,340.1	$1,672.6	$1,174.8

Net income	117.0	140.2	194.0	305.5
Redemption of units		-		-

Balance - end of period	$1,866.6	$1,480.3	$1,866.6	$1,480.3

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust

July 30, 2007

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2007	2006	2007	2006

Operating activities
Net income from continuing operations	$106.4	$139.7	$183.2	$304.9
Items not using (providing) cash:
Depreciation and depletion	13.4	12.5	25.5	23.6
Provision for asset retirement obligations, net	0.2	0.8	1.1	1.6
Future income tax expense	80.0	11.2	80.9	10.8
Unrealized gain on foreign exchange forward contracts	(58.0)	-	(65.1)	-
Unrealized foreign exchange gain on long-term debt	(22.8)	(8.9)	(25.9)	(8.6)
Gain on disposal of capital assets	(2.4)	(0.4)	(2.3)	(0.8)
Non-controlling interest	1.0	1.6	2.0	3.6
Other items, net	3.3	(2.2)	3.7	(8.7)
Change in accounting policy for in-process inventory (note 4)	-	-	-	31.7
Operating cash flow from discontinued
operation - NYCO (note 11)	0.5	1.6	(0.3)	3.3

	121.6	155.9	202.8	361.4

Decrease (increase) in other non-cash working capital	18.2	30.0	10.2	18.9

Cash from operating activities	139.8	185.9	213.0	380.3

Investing activities
Additions to capital assets	(13.7)	(6.5)	(19.9)	(12.6)
Proceeds on disposal of capital assets	3.0	1.0	3.5	1.2
Other investing activities, net	0.2	(1.5)	0.1	0.1
Decrease (increase) in non-cash working capital
Proceeds on sale of NYCO (note 11)*	34.3	-	34.3	-
Investing cash flow from discontinued
operation - NYCO (note 11)	(0.5)	(0.4)	(0.6)	(0.4)

Cash from (used in) investing activities	23.3	(7.4)	17.4	(11.7)

Financing activities
Distributions paid, net	(84.6)	(205.8)	(224.3)	(441.0)
Increase in long-term debt	0.2	7.1	0.2	134.3
Other financing activities, net	(2.3)	(0.3)	(3.6)	(2.4)

Cash used in financing activities	(86.7)	(199.0)	(227.7)	(309.1)

Increase (decrease) in cash and cash equivalents	76.4	(20.5)	2.7	59.5

Cash and cash equivalents - beginning of period	70.9	180.4	144.6	100.1

Cash and cash equivalents - end of period	147.3	159.9	147.3	159.6

* The proceeds on sale of NYCO are presented net of NYCO cash sold of $2.3 million

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust

July 30, 2007

CONSOLIDATED BALANCE SHEETS
(unaudited)
	June 30	December 31
(millions of Canadian dollars)	2007	2006

Assets

Current assets
Cash and cash equivalents	$147.3	$141.4
Accounts receivable	95.2	128.5
Derivative instruments - foreign exchange forward contracts (note 8)	65.1	-
Inventory	137.9	125.4
Prepaid expenses	13.3	4.9
NYCO assets held for sale (note 11)	-	23.9

	458.8	424.1

Capital assets	597.3	603.2

Goodwill	12.9	12.9

Other assets	19.7	20.8

NYCO assets held for sale (note 11)	-	12.8

	$1,088.7	$1,073.8

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$121.7	$119.6
Income taxes payable	33.0	31.8
Distribution payable	95.9	139.7
Current portion of long-term debt (note 6)	1.6	1.7
NYCO liabilities held for sale (note 11)	-	4.4

	252.2	297.2

Long-term debt (note 6)	286.1	312.5

Other long-term liabilities (note 7)	104.5	100.1

Future income taxes (note 5)	134.7	53.9

NYCO liabilities held for sale (note 11)	-	3.4

	777.5	767.1

Commitments and contingencies

Unitholders' equity (note 9)

Trust units	370.7	359.7
Accumulated earnings	1,866.6	1,672.6
Accumulated cash distributions	(1,926.1)	(1,734.6)
Accumulated other comprehensive income (note 10)	-	9.0

	311.2	306.7

	$1,088.7	$1,073.8

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)

July 30, 2007

1.  STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust created pursuant to a declaration of trust and governed by the laws of Alberta. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of Fording LP, which holds a 60% interest in Elk Valley Coal. Elk Valley Coal owns and operates six metallurgical coal mines in British Columbia and Alberta. Prior to its sale in the second quarter of 2007, NYCO was accounted for as a discontinued operation. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.

Elk Valley Coal is a general partnership between Fording LP and an affiliate of Teck Cominco Limited. An affiliate of Teck Cominco Limited is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of all partners. The consolidated financial statements of the Trust reflect its proportionate interest in Elk Valley Coal.

These consolidated financial statements should be read in conjunction with the Trust’s 2006 annual consolidated financial statements and notes thereto and other public disclosure documents of the Trust.

The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual amounts could differ from those estimates. A discussion of the accounting estimates that are significant in determining the Trust’s financial results is contained in the Management’s Discussion and Analysis for 2006.

2.  SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as described in the Trust’s annual financial statements for 2006 except that the comparative figures have been restated to reflect the operating results and financial position of NYCO as a discontinued operation.  The comparability of the financial statements is also impacted by the Trust’s election not to apply hedge accounting and the adoption of new accounting standards for financial instruments in 2007 as explained in note 3.

3.  CHANGES IN ACCOUNTING POLICIES

Financial Instruments, Hedges and Comprehensive Income

CICA Handbook section 3855, Financial Instruments – Recognition and Measurement, section 3865, Hedges, and section 1530, Comprehensive Income, became applicable to the Trust on January 1, 2007.

Section 3855 established standards for recognizing and measuring financial instruments and non-financial derivatives.  The standard specifies how financial instruments should be recorded on the balance sheet and how gains and losses from the changes in fair value of financial instruments should be recognized.  The standard effectively provides the option of carrying all financial instruments on the balance sheet at fair value.  For certain financial instruments, such as derivatives, fair value recognition is mandatory while for others there is the option of using either fair value or amortized cost as the basis of measurement.  With respect to financial instruments other than derivatives, the adoption of section 3855 did not have a material impact because the Trust’s non-derivative financial instruments continue to be carried at amortized cost under the new accounting standard.

Section 3865 replaces AcG-13, Hedging Relationships, and provides new standards for the accounting treatment of qualifying hedging relationships and the related disclosures.  The recommendations of this section are optional and are only required if the entity is applying hedge accounting.  The Trust has elected not to apply hedge accounting at this time under section 3865.

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)

July 30, 2007

The adoption of section 3855 and the Trust’s election not to designate the foreign exchange forward contracts as hedges may contribute to earnings volatility and have a material impact on reported net income in a given period depending on the variability of the U.S./Canadian dollar exchange rate and the amount of forward contracts outstanding. The Trust continues to enter into a significant number of foreign exchange forward contracts, in accordance with its regular ongoing foreign currency risk management program. These derivatives are carried at fair value in the consolidated balance sheet with changes in the fair value of the derivative between the date of inception and the maturity date recorded as gains or losses in net income.

As a result of the Trust’s decision not to apply hedge accounting, both the realized and unrealized gains or losses on its foreign exchange forward contracts are recorded as components of Other items, net in the consolidated statement of income and comprehensive income.  Prior to 2007, the foreign exchange forward contracts were designated as hedges under the previous accounting rules, and accordingly, unrealized gains or losses on the contracts were not recorded in net income and the realized gains or losses on the contracts were included in Revenues.

Section 1530 introduced the concept of comprehensive income and provides alternatives for the disclosure of other comprehensive income.  Accumulated other comprehensive income is a new caption within the unitholders’ equity section of the consolidated balance sheet.  Other comprehensive income includes certain unrealized items affecting the carrying amounts of assets and liabilities that are not included in net income.  For the Trust, the major item included in other comprehensive income is the foreign currency translation adjustment.  On January 1, 2007, the foreign currency translation account balance of $9.0 million was reclassified to accumulated other comprehensive income.  This reclassification did not affect total unitholders’ equity or net income.  The comparative figures have been restated to reflect the reclassification of the foreign currency translation account to accumulated other comprehensive income and to reflect foreign currency translation adjustments as other comprehensive income. In the second quarter of 2007, the foreign currency translation account balance was eliminated due to the sale of NYCO.

4.  OTHER ITEMS, NET

Three months ended			Six months ended
June 30			June 30
(millions of Canadian dollars)	2007	2006	2007	2006

Interest and investment income	$1.4	$0.4	$2.6	$0.8
Net foreign exchange gains on revaluation of U.S. dollar-
denominated cash, accounts receivable and long-term debt	13.5	4.4	15.6	8.7
Realized gain on foreign exchange forward contracts (note 8)	15.0	-	5.3	-
Unrealized gain on foreign exchange forward contracts (note 8)	58.0	-	65.1	-
Non-controlling interest	(1.0)	(1.6)	(2.0)	(3.6)
Change in accounting policy for in-process inventory	-	-	-	(31.7)
Other	2.0	0.2	1.5	(0.9)

	$88.9	$3.4	$88.1	$(26.7)

Effective January 1, 2006, the Trust adopted a new accounting standard that changed its practice of recognizing raw coal exposed in the mining bench and stockpiled in the pit as in-process inventory. Under the new standard, this raw coal is not considered to be inventory as it has not been extracted from the mine. The value of the in-pit raw coal inventories at January 1, 2006 was adjusted, which resulted in a pre-tax charge to income of $31.7 million in the quarter ended March 31, 2006.

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)

July 30, 2007

5.  INCOME TAXES

Income tax expense is made up of the following components:

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2007	2006	2007	2006

Current income tax expense:
Canadian corporate income taxes	$-	$-	$0.2	$-
Provincial mineral taxes and Crown royalties	14.6	20.0	26.2	38.5
	14.6	20.0	26.4	38.5
Future income taxes arising from tax rate changes
Future income tax expense (reversal):
Canadian corporate income taxes	79.3	-	79.3	-
Provincial mineral taxes and Crown royalties	0.7	11.2	1.6	10.8
	80.0	11.2	80.9	10.8

Total income tax expense	$94.6	$31.2	$107.3	$49.3

The following table reconciles the income tax expense calculated using statutory tax rates to the actual income tax expense:

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2007	2006	2007	2006

Expected income tax expense at Canadian
statutory tax rate of 39%	$83.30	$66.70	$118.20	$138.10

Increase (decrease) in taxes resulting from:
Allocation of Elk Valley Coal net income to the Trust	(83.3)	(66.7)	(118.0)	(138.1)
Provincial mineral taxes and Crown royalties	15.3	31.2	27.8	49.3
Future Canadian corporate income taxes recognized
as a result of the taxation changes	79.3	-	79.3	-
	$94.60	$31.20	$107.30	$49.30

The temporary difference comprising the future income tax assets and liabilities are as follows:

	June 30	December 31
(millions of Canadian dollars)	2007	2006

Future income tax assets:
Asset retirement obligations	$30.3	$8.5
Other	21.5	1.0
	51.8	9.5

Future income tax liabilities
Capital assets carrying value in excess of tax or royalty basis	186.5	63.4

Net future income tax liabilities	$134.7	$53.9

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)

July 30, 2007

Prior to the reorganization of the Trust that occurred on August 24, 2005 (the 2005 Arrangement), income tax expense had consisted of current and future Canadian corporate income taxes, provincial mineral taxes and Crown royalties, and foreign income taxes.  Coincident with the 2005 Arrangement and the creation of a flow-through structure, the Trust reversed its accumulated future Canadian corporate income taxes of $164 million in the third quarter of 2005 and through the first quarter of 2007 did not recognize future Canadian corporate income tax assets or liabilities on temporary differences.

On June 22, 2007, legislation was enacted that effectively imposes income tax for income trusts, including royalty trusts, for taxation years beginning in 2011.  The enactment of this legislation triggered the recognition of future Canadian corporate income tax assets and liabilities, with a corresponding impact on future Canadian corporate income tax expense, based on temporary differences expected to reverse after the date that the taxation changes take effect. The $79 million charge to future income tax expense recorded in the second quarter of 2007 as a result of this new legislation is based on estimated gross temporary differences of approximately $250 million that are expected to reverse after 2010, which, using an effective tax rate of 31.5%, results in a future tax liability of $79 million at June 30, 2007.

6.  LONG-TERM DEBT AND BANKING FACILITIES

	June 30		December 31
(millions of Canadian dollars)	2007		2006

Long-term debt
Five-year bank credit facilities:
US$250.0 million in LIBOR rate loans with an
average interest rate of 5.9% (2006 - 5.9%) due February 11, 2012	$265.9		$291.3
Revolving banker's acceptances bearing an average interest rate of 4.9%	18.0		18.0
(2006 - 4.9%)

Other debt:
Equipment financing due 2009
bearing interest at 5.1%	2.1		2.8
Capital lease obligations expiring in 2011
with an interest rate of 5.3%	1.7		2.1

	287.7	-	314.2

Less current portion	(1.6)		(1.7)

	$286.1		$312.5

The Trust and Elk Valley Coal together have a $600.0 million five-year revolving bank credit facility with a syndicate of banks. The banks have committed $400.0 million to the Trust and $200.0 million to Elk Valley Coal.

At June 30, 2007, the Trust’s share of other uses of bank facilities in the form of issued and outstanding letters of credit and guarantee was $51.4 million. The Trust’s share of unused bank facilities at June 30, 2007 was $184.8 million.

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)

July 30, 2007

7.  OTHER LONG-TERM LIABILITIES

	June 30	December 31
(millions of Canadian dollars)	2007	2006

Asset retirement obligations	$69.5	$67.5
Pension and other post-retirement benefits	27.0	24.7
Non-controlling interest	6.3	7.0
Other, net	1.7	0.9

	$104.5	$100.1

Pension and other post-retirement benefits

Substantially all employees participate in either a defined benefit or defined contribution plan. The pension expense was $5.4 million for the second quarter and $10.5 million for the first half of 2007 (2006 – $4.0 million and $6.3 million, respectively).

8.  COMMITMENTS AND CONTINGENCIES

Foreign exchange forward contracts

To help manage exposure to currency fluctuations, foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. At June 30, 2007, foreign exchange forward contracts totalling US$695 million were outstanding at an average U.S./Canadian dollar exchange rate of US$0.87.  All of these contracts will mature prior to March 31, 2008.  The fair value of these derivatives is an unrealized gain of $65.1 million at June 30, 2007, which is recorded as a current asset in the consolidated balance sheet. Realized gains on foreign exchange forward contracts were $15.0 million in the second quarter and $5.3 million in the first half of 2007, which are included as a component of Other items, net in the consolidated statements of income and comprehensive income.  For the second quarter and first half of 2006, realized gains on foreign exchange forward contracts of $11.2 million and $44.9 million, respectively, were recorded in Revenues in the consolidated statements of income and comprehensive income.

Neptune Terminals guarantee

By virtue of its ownership interest in Neptune Terminals, Elk Valley Coal is obligated to Neptune for a proportionate share of the bank indebtedness and asset retirement obligations of the terminal. The Trust’s share of these obligations was $14.1 million as at June 30, 2007.

9.  UNITHOLDERS’ EQUITY

Units issued and outstanding

	Three months ended		Six months ended
	June 30, 2007		June 30, 2007
(in millions of units and Canadian dollars)	Units	Amount	Units	Amount

Balance, beginning of period	147.0	$359.7	147.0	$359.7
Issued on exercise of options	-	-	-	-
Units issued under the dividend reinvestment plan	0.5	11.0	0.5	11.0

Balance, end of period	147.5	$370.7	147.5	$370.7

Market value of units, June 30, 2007				$5,162.2

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)

July 30, 2007

At June 30, 2007, there were approximately 24,600 options outstanding to purchase units, all of which are fully vested and exercisable at any time. The options have a weighted average exercise price of $3.92 per unit and the remaining weighted average contractual life is 3.1 years.

Accumulated distributions to unitholders

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2007	2006	2007	2006

Opening accumulated cash distributions	$1,830.2	$1,330.2	$1,734.6	$1,124.4
Distributions declared and payable	95.9	147.0	191.5	352.8

Closing accumulated cash distributions	$1,926.1	$1,477.2	$1,926.1	$1,477.2

Earnings per unit

For the periods presented, in calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options and other dilutive instruments.

	Three months ended		Six months ended
	June 30		June 30
(millions of units)	2007	2006	2007	2006

Weighted average number of units outstanding, basic	$147.4	$147.0	$147.2	$147.0
Effect of dilutive securities, unit options	-	0.1	0.1	0.1

	$147.4	$147.1	$147.3	$147.1

Distribution Reinvestment Plan

During the quarter ended March 31, 2007, the Trust implemented a Premium DistributionTM and Distribution Reinvestment Plan. The plan allows eligible unitholders of the Trust, which are generally residents of Canada and the United States, to direct that their cash distributions (net of any withholding taxes) be reinvested in additional trust units issued from treasury at a 5% discount to the average market price defined in the plan on the applicable distribution payment date.  The Premium DistributionTM component of the plan allows eligible unitholders, which are generally residents of Canada, to elect to have these additional trust units delivered to the designated plan broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such unitholders would otherwise have received on the applicable distribution payment date.

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)

July 30, 2007

10.  ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income is made up of the following components:

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2007	2006	2007	2006

Accumulated other comprehensive income, beginning of period:
Foreign currency translation account balance	$8.3	$5.0	$9.0	$4.9
Fair value of foreign exchange forward contracts outstanding
on January 1, 2007	-	-	(4.5)	-
	8.3	5.0	4.5	4.9

Settlement of foreign exchange forward contracts
oustanding on January 1, 2007	-	-	4.5	-

Other comprehensive income (loss): Foreign currency
translation adjustments related to NYCO	(1.5)	(3.4)	(2.2)	(3.3)

Release of foreign currency translation account balance
on sale of NYCO	(6.8)		(6.8)
Accumulated other comprehensive income, end of period	$-	$1.6	$-	$1.6

The adoption of new accounting standards for financial instruments on January 1, 2007 explained in note 3 required the Trust to record its foreign exchange forward contracts outstanding on January 1, 2007 (the “transition date”) as a liability at their fair value of $4.5 million in the 2007 opening balance sheet.  These derivatives outstanding on the transition date were not designated as hedges under the new accounting standards.  Under the transition provisions of the new accounting standards, the Trust recorded a charge to the 2007 opening balance of accumulated other comprehensive income of $4.5 million.  Substantially all of the foreign exchange forward contracts outstanding on the transition date settled during the first quarter of 2007, and accordingly, the $4.5 balance in accumulated other comprehensive income was released to the consolidated statement of income and comprehensive income as a component of Other items, net.

The foreign currency translation adjustments result from the translation of NYCO’s U.S. dollar financial statements into Canadian dollars.  The foreign currency translation account balance has been eliminated due to the sale of NYCO as explained in note 11.

11.  DISCONTINUED OPERATION - NYCO

An agreement for the sale of NYCO was completed in June 2007.  The Trust received cash proceeds of $36.5 million, net of withholding taxes.  The estimated income taxes payable on the net proceeds are $6.0 million.  The proceeds received, net of income taxes paid and payable, exceeded the net carrying value of NYCO, which resulted in a gain of $4.0 million being recorded upon closing of the sale.  In addition, the foreign currency translation account balance related to the translation of NYCO’s U.S. dollar financial statements into Canadian dollars of $6.8 million was released to income as a result of the sale.

For accounting purposes, NYCO is classified as a discontinued operation and its financial results for the quarters ended June 30, 2007 and 2006 and the six month periods ended June 30, 2007 and 2006 are presented as a separate item in the consolidated statements of income and comprehensive income, and cash flows.  The NYCO assets and liabilities are segregated in the consolidated balance sheets as assets and liabilities held for sale.

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)

July 30, 2007

Prior to 2007, the Trust reported segment information for its two reportable operating segments – Elk Valley Coal and NYCO.  With the sale of NYCO and the classification of NYCO as a discontinued operation, the Trust now has only one reportable operating segment – Elk Valley Coal.

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2007	2006	2007	2006

Revenues	$7.8	$12.7	$19.4	$24.6
Cost of product sold	(5.4)	(7.3)	(13.6)	(14.9)
Transportation	(1.6)	(2.3)	(3.7)	(4.4)
Selling, general and administration	(1.0)	(1.0)	(0.7)	(2.0)
Depreciation and depletion	(0.5)	(0.9)	(1.5)	(1.9)

Income (loss) from operations	(0.7)	1.2	(0.1)	1.4
Gain on sale of NYCO	4.0	-	4.0	-
Release of foreign currency translation account
balance on sale of NYCO	6.8	-	6.8	-
Income before income taxes	10.1	1.2	10.7	1.4
Income tax (expense) recovery	0.5	(0.7)	0.1	(0.8)

Income from discontinued operation	$10.6	$0.5	$10.8	$0.6

Fording Canadian Coal Trust